Algonquin Power & Utilities Corp. Announces 2021 Third Quarter Financial Results
OAKVILLE, Ontario - November 11, 2021 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN” or the “Company”) today announced financial results for the third quarter ended September 30, 2021. All amounts are shown in United States dollars (“U.S. $” or “$”), unless otherwise noted.
“We are pleased to report solid earnings in the third quarter, underpinning AQN’s diversified and resilient business model,” said Arun Banskota, President and Chief Executive Officer of AQN. “We are excited about our recently announced agreement to acquire Kentucky Power Company and AEP Kentucky Transmission Company, Inc. This acquisition is expected to be a continuation of AQN's disciplined growth strategy, adding to our U.S. regulated footprint, and offers an opportunity for the Company to utilize its proven “greening the fleet” capabilities, aligning with our commitment to advancing a sustainable energy and water future."
Q3 2021 Financial Highlights
•Revenues of $528.6 million, an increase of 40% compared to the third quarter of 2020;
•Adjusted EBITDA1 of $252.0 million, an increase of 27% compared to the third quarter of 2020;
•Adjusted Net Earnings1 of $97.6 million, an increase of 11% compared to the third quarter of 2020; and
•Adjusted Net Earnings1 per share of $0.15, in line with the third quarter of 2020.
Key Financial Information

All amounts in U.S. $ millions except per share information	Three Months Ended September 30
	2021	2020	Change
Revenue	528.6	376.5	40%
Net earnings (loss) attributable to shareholders	(27.9)	55.9	(150)%
Per share	(0.05)	0.09	(156)%
Cash provided by operating activities	174.7	121.4	44%
Adjusted Net Earnings[1]	97.6	88.1	11%
Per share	$0.15	$0.15	—%
Adjusted EBITDA[1]	252.0	197.9	27%
Adjusted Funds from Operations[1]	170.2	148.0	15%
Dividends per share	$0.1706	$0.1551	10%
1. Please refer to "Non-GAAP Financial Measures" at the end of this document for further details.
2. Mid-2022 estimate.
3. Mid-2022 estimate, including AQN’s pending acquisition of New York American Water Company, Inc.
4. Please refer to "Non-GAAP Financial Measures" at the end of this document for further details.

Corporate Highlights
•Agreement to Acquire Kentucky Power – On October 26, 2021, AQN announced that its indirect subsidiary, Liberty Utilities Co., entered into an agreement with American Electric Power Company, Inc. to acquire Kentucky Power Company (“Kentucky Power”) and AEP Kentucky Transmission Company, Inc. (“Kentucky TransCo”) for a total purchase price of approximately $2.846 billion, including the assumption of approximately $1.221 billion in debt (the “Acquisition”).
• The Acquisition is Aligned with the Company's Three Strategic Pillars – Rooted in AQN's Growth pillar, the Acquisition is expected to add approximately $2.2 billion2 of regulated rate base assets to the Company’s current portfolio, and increase its overall business mix to nearly 80%3 regulated. The Acquisition is expected to (i) be accretive to Adjusted Net Earnings per share in the first full year of ownership, (ii) generate mid-single digit percentage Adjusted Net Earnings per share accretion thereafter and (iii) support growth in AQN’s Adjusted Net Earnings per share over the long-term with a financing plan designed to maintain AQN’s investment grade credit ratings.4 The Acquisition is aligned with the Company’s focus on operational excellence, as it intends to leverage its extensive experience in managing and integrating previous acquisitions, while maintaining its focus on safety, reliability and customer service. AQN has significant “greening the fleet” experience, with a strong track record of transitioning other utilities. Consistent with the Company's Sustainability pillar, AQN intends to leverage these capabilities at Kentucky Power, which represents an opportunity to explore the potential to replace over 1 GW of fossil fuel generation capacity with renewables.
•Financing of the Acquisition – Concurrent with the announcement of the Acquisition, the Company announced a C$800 million bought deal common share offering (the "Offering"). The Underwriters for the Offering were also granted a 15% over allotment option, which if exercised in full would bring the total proceeds to approximately C$920 million. The Offering is expected to satisfy the common equity needs for the Acquisition. The remainder of the Acquisition cash purchase price is expected to be satisfied through a variety of funding sources, which may include a combination of hybrid debt, equity units, and/or the monetization of non-regulated assets or investments. The timing of the remaining financing activities will be influenced by the regulatory approval process for the Acquisition and are subject to prevailing market conditions.
•Net-Zero Goals and 2021 ESG Report – On October 5, 2021, the Company announced its target to achieve net-zero (scope 1 and 2 greenhouse gas emissions) by 2050. This target is rooted in AQN's purpose of sustaining energy and water for life and is a reflection of the Company's track record of being a leader in the transition to a low-carbon economy. Concurrently, the Company released its 2021 ESG Report, which details AQN's progress with respect to environmental, social and governance ("ESG") matters.
•Growth Plan on Track – For the nine months ended September 30, 2021, the Company's capital expenditures totaled $3.4 billion and the Company remains on track to complete its over $4.0 billion 2021 capital plan. The acquisition of Kentucky Power and Kentucky TransCo will be additive to the Company’s long-term pipeline of investments. Since the beginning of 2020 as part of its capital investments, the Company has added approximately 1.4 GW of new renewable generation and remains on track to achieving the addition of at least 2.0 GW of renewable power generating capacity between 2019 and the end of 2023, one of the key ESG goals originally set out in the Company's 2019 Sustainability Report.

Additional information regarding AQN is available on its web site at www.AlgonquinPowerandUtilities.com and in its corporate filings on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Earnings Conference Call
AQN will hold an earnings conference call at 10:00 a.m. eastern time on Friday, November 12, 2021 hosted by President and Chief Executive Officer, Arun Banskota and Chief Financial Officer, Arthur Kacprzak.

Date:	Friday, November 12, 2021
Time:	10:00 a.m. ET
Conference Call:	Toll Free Dial-In Number	(833) 670-0721
	Toll Dial-In Number	(825) 312-2060
	Conference ID	3981348
Webcast:	https://event.on24.com/wcc/r/3406088/345F8859A87CC629179BCF4421DFA83E https://event.on24.com/wcc/r/3406088/345F8859A87CC629179BCF4421DFA83E
Presentation also available at: www.algonquinpowerandutilities.com
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with over $16 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities. AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.
AQN is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions.
AQN's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNA, AQNB, and AQNU, respectively.
Visit AQN at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.

Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Liberty
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “intends”, “would”, "plans", “targets” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding: the expected timing for closing the Acquisition; the purchase price for the Acquisition; the financing of the Acquisition; the impact and expected benefits of the Acquisition to the Company, including the impact of the Acquisition on the Company’s business, operations and financial condition; the Company’s sustainability, environmental and decarbonization targets, initiatives and goals (including the Company’s ability to achieve these targets, initiatives and goals); the Company’s “greening the fleet” plans with respect to Kentucky Power; expectations regarding the Company’s rate base and business mix following completion of the Acquisition; expectations regarding the Company’s credit ratings following completion of the Acquisition; expectations regarding the issuance of additional common equity by the Company; expectations regarding the use of proceeds of the Offering; and expectations regarding capital expenditures. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in AQN's Management Discussion & Analysis and Annual Information Form for the year ended December 31, 2020, and in AQN's Management Discussion & Analysis for the

three months and nine months ended September 30, 2021 (the "Interim MD&A"), each of which is or will be available on SEDAR and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Non-GAAP Financial Measures
The terms “Adjusted Net Earnings”, "Adjusted EBITDA" and “Adjusted Funds from Operations” are not recognized measures under U.S. GAAP. There is no standardized measure of “Adjusted Net Earnings”, "Adjusted EBITDA" and “Adjusted Funds from Operations”; consequently, AQN’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. An explanation, calculation and analysis of “Adjusted Net Earnings”, "Adjusted EBITDA" and “Adjusted Funds from Operations”, including a reconciliation to the most directly comparable U.S. GAAP measure, where applicable, can be found in the Interim MD&A.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP measure used by many investors to compare companies on the basis of ability to generate cash from operations. AQN uses these calculations to monitor the amount of cash generated by AQN. AQN uses Adjusted EBITDA to assess the operating performance of AQN without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, certain litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests, non-service pension and post-employment costs, cost related to tax equity financing, costs related to management succession and executive retirement, costs related to prior period adjustments due to the Tax Cuts and Jobs Act ("U.S. Tax Reform"), costs related to condemnation proceedings, financial impacts on the Company's Senate Wind Facility from the significantly elevated pricing that persisted in the Electric Reliability Council of Texas (ERCOT) market over several days (the "Market Disruption Event") as a result of the February 2021 extreme winter storm conditions experienced in Texas and parts of the central U.S., gain or loss on foreign exchange, earnings or loss from discontinued operations, changes in value of investments carried at fair value, and other typically non-recurring or unusual items. AQN adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Company. AQN believes that presentation of this measure will enhance an investor’s understanding of AQN’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or certain litigation expenses that are viewed as not directly related to a company’s operating performance. AQN uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, one-time costs of arranging tax equity financing, certain litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts (other than those realized in connection with the sales of development assets), costs related to management succession and executive retirement, costs related to prior period adjustments due to U.S. Tax Reform, costs related to condemnation proceedings, financial impacts from the Market Disruption Event on the Company's Senate Wind Facility, changes in value of investments carried at fair value, and other typically non-recurring or unusual items as these are not reflective of the performance of the underlying business of AQN. The non-cash accounting charge related to the revaluation of U.S. deferred income tax assets and liabilities as a result of implementation of the effects of U.S. Tax Reform is adjusted as it is also considered a non-recurring item not reflective of the performance of the underlying business of AQN. AQN believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Adjusted Funds from Operations
Adjusted Funds from Operations is a non-GAAP measure used by investors to compare cash flows from operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses that are viewed as not directly related to a company’s operating performance. AQN uses Adjusted Funds from Operations to assess its performance without the effects of (as applicable): changes in working capital balances, acquisition expenses, certain litigation expenses, cash provided by or used in discontinued operations, financial impacts from the Market Disruption Event on the Company's Senate Wind Facility, and other typically non-recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of AQN. AQN believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Funds from Operations is not intended to be representative of cash flows from operating activities as determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.

Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three Months Ended September 30
(all dollar amounts in $ millions)	2021	2020
Net earnings (loss) attributable to shareholders	$(27.9)	$55.9
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV[1]	4.5	3.4
Income tax expense (recovery)	(19.4)	(19.7)
Interest expense	51.7	45.6
Other net losses[3]	0.9	16.9
Pension and post-employment non-service costs	3.9	2.4
Change in value of investments carried at fair value[2]	139.1	23.4
Loss (gain) on derivative financial instruments	1.8	(0.3)
Realized loss on energy derivative contracts	(0.5)	(0.3)
Loss (gain) on foreign exchange	1.3	(0.9)
Depreciation and amortization	96.6	71.5
Adjusted EBITDA	$252.0	$197.9

1	HLBV represents the value of net tax attributes earned during the period primarily from electricity generated by certain U.S. wind power and U.S. solar generation facilities. HLBV earned in the three months ended September 30, 2021 amounted to $16.0 million as compared to $11.8 million during the same period in 2020.
2	See Note 6 in the unaudited interim consolidated financial statements.
3	See Note 16 in the unaudited interim consolidated financial statements.

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three Months Ended September 30
(all dollar amounts in $ millions except per share information)	2021	2020
Net earnings (loss) attributable to shareholders	$(27.9)	$55.9
Add (deduct):
Loss (gain) on derivative financial instruments	1.8	(0.3)
Realized loss on energy derivative contracts	(0.5)	(0.3)
Other net losses[2]	0.9	16.9
Loss (gain) on foreign exchange	1.3	(0.9)
Change in value of investments carried at fair value[1]	139.1	23.4
Adjustment for taxes related to above	(17.1)	(6.6)
Adjusted Net Earnings	$97.6	$88.1
Adjusted Net Earnings per share	$0.15	$0.15

1	See Note 6 in the unaudited interim consolidated financial statements.
2	See Note 16 in the unaudited interim consolidated financial statements.
Reconciliation of Adjusted Funds from Operations to Cash Flows from Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to cash flows from operating activities in accordance with U.S GAAP.
The following table shows the reconciliation of cash flows from operating activities to Adjusted Funds from Operations exclusive of these items:

	Three Months Ended September 30
(all dollar amounts in $ millions)	2021	2020
Cash flows from operating activities	$174.7	$121.4
Add (deduct):
Changes in non-cash operating items	(6.2)	23.7
Acquisition-related costs	1.7	2.9
Adjusted Funds from Operations	$170.2	$148.0